                                                      Registration No. 005-53679
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ----------------------

                                 SCHEDULE 13E-3

                                 (Rule 13e-100)

Transaction Statement Under Section 13(e) of the Securities Exchange Act of 1934
                            and Rule 13e-3 Thereunder

                                (Amendment No. 5)

               JANUS ACQUISITION, INC. (as successor by merger to
                         JANUS HOTELS AND RESORTS, INC.)
                              (Name of the Issuer)

                             JANUS ACQUISITION, INC.
                                  LOUIS S. BECK
                                 HARRY G. YEAGGY
                      (Name of Person(s) Filing Statement)

                          COMMON STOCK, $.01 PAR VALUE
                    ----------------------------------------
                         (Title of Class of Securities)

                                  47102 C 30 9
                                  47102 C 10 1
                    ----------------------------------------
                      (CUSIP Number of Class of Securities)

Louis S. Beck                            Richard A. Tonges
Janus Acquisition, Inc.                  Janus Acquisition, Inc.
2300 Corporate Blvd., N.W.               8534 E. Kemper Road
Suite 232                                Cincinnati, Ohio  45249
Boca Raton, FL 33431

(Names, Addresses and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

                                   COPIES TO:

John E. Barnes, Esq.                     Lawrence A. Goldman
Dinsmore & Shohl LLP                     Gibbons, Del Deo, Dolan, Griffinger &
1900 Chemed Center                       Vecchione, a Professional Corporation
255 E. Fifth Street                      One Riverfront Plaza
Cincinnati, Ohio  45202                  Newark, NJ 07102
(513) 977-8114                           (973) 596-4645

     This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ]  The filing of a registration statement under the Securities Act of 1933.

c. [ ]  A tender offer.

d. [ ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]
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                                                      Registration No. 005-53679

Check the following box if the filing is a final amendment reporting the results of the transaction: [ X ]


-------------------------------------------------------------------------------
                          CALCULATION OF FILING FEE
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        Transaction valuation*                   Amount of filing fee
-------------------------------------------------------------------------------
              $1,071,914                                 $87
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

* For purposes of calculating the filing fee only. The filing fee was determined by calculating the product of 1,649,098 shares of common stock and the merger consideration of $0.65 per share. In accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying the amount calculated pursuant to the preceding sentence by ..00008090.

[X] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid: $87
           Form or Registration No.: Preliminary Proxy Statement on Schedule 14A Filing Party: Janus Hotels and Resorts, Inc.
           Date Filed: August 13, 2003
================================================================================

                                  INTRODUCTION

This Amendment No. 5 to Schedule 13e-3 Transaction Statement (the "Amendment") is being filed by (i) Janus Acquisition, Inc., a Delaware corporation ("Acquisition Corp."), (ii) Louis S. Beck and (iii) Harry G. Yeaggy and amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13e-3, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 (as so amended by such amendments and this Amendment, the "Statement") filed on August 13, 2003, October 2, 2003, November 21, 2003, December 12, 2003 and December 23, 2003, respectively, with the Securities and Exchange Commission (the "Commission"). This Statement relates to an Agreement and Plan of Merger dated as of July 28, 2003 (the "Merger Agreement") by and between Janus Hotels and Resorts, Inc., a Delaware corporation ("Janus" or the "Company") and Acquisition Corp.

This final amendment to Schedule 13e-3 is being filed with the Commission pursuant to the requirements of Rule 13e-3(d)(3) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to report the results of the transactions contemplated by the Merger Agreement. Janus, which was a party to the Merger Agreement, is not a filing party of this final amendment to the Schedule 13e-3 because it was merged with and into Acquisition Corp., with Acquisition Corp. as the surviving corporation.

Janus previously filed with the Commission a definitive proxy statement on
Schedule 14A (the "Proxy Statement") in connection with a special meeting of Janus stockholders. At such meeting, Janus stockholders considered and voted upon a proposal to approve the Merger Agreement and authorize the merger transaction contemplated hereby. A copy of the Proxy Statement is incorporated by reference herein as Exhibit (a)(3) and a copy of the Merger Agreement has been filed as Annex A to the Proxy Statement.

The information contained in the Proxy Statement, including all appendices thereto is hereby expressly incorporated herein by reference in answer to Items 1 through 15 of this Amendment and the responses to each item are qualified in their entirety by the provisions of the Proxy Statement. Capitalized terms used but not defined in this Amendment shall have the meanings given to them in the Proxy Statement.

ITEM 15. Additional Information

On January 29, 2004, Janus filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which Janus was merged with and into Acquisition Corp., with Acquisition Corp as the surviving corporation (the "Merger"), after having received the requisite vote of the Janus stockholders at the special meeting of stockholders held on that date. The Merger became effective as of the date of the filing, at which time (i) each issued and outstanding share of Janus common stock, other than shares held by Acquisition Corp., was converted into the right to receive $0.65 in cash, without interest, upon surrender and acceptance of the certificate for such share to the Exchange Agent, and (ii) the separate corporate existence of Janus ceased.

ITEM 16. Exhibits

The following are filed pursuant to Item 1016 of Regulation M-A.

(a)(7) Press Release dated January 29, 2004 announcing the approval of the merger by and between Janus Hotels and Resorts, Inc. and Janus Acquisition, Inc.
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                                   SIGNATURES

After due inquiry and to the best of its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                    JANUS ACQUISITION INC.

                                    By: /s/ Louis S. Beck
                                       ---------------------------------
                                    Name: Louis S. Beck
                                    Title: President
                                    Date: January 29, 2004


                                    /s/ Louis S. Beck
                                    ------------------------------------
                                    Louis S. Beck
                                    Date: January 29, 2004.


                                    /s/ Harry G. Yeaggy
                                    ------------------------------------
                                    Harry G. Yeaggy
                                    Date: January 29, 2004


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